Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Performance Sports Group Ltd. (the “Company”)

666 Burrard Street, Suite 1700

Vancouver, British Columbia

V6C 2X8 Canada

Item 2                     Date of Material Change

June 19, 2014.

Item 3                     News Release

Press releases describing the material change were issued by the Company on June 19, 2014 and June 25, 2014 through Marketwired, copies of which have also been filed under the Company’s corporate profile on SEDAR.

Item 4                     Summary of Material Change

On June 25, 2014, the Company closed an underwritten public offering in the United States and Canada of 8,161,291 common shares at a price to the public of U.S.$15.50 per share, for total gross proceeds of approximately U.S.$126.5 million, including the exercise in full of the Over-Allotment Option (as defined below).

Item 5                     Full Description of Material Change

5.1          Full Description of Material Change

On June 25, 2014, the Company closed its initial public offering of common shares in the United States and a new issue of common shares in Canada (the “Offering”). The Offering consisted of (i) a base offering of 7,096,775 common shares at a price of U.S.$15.50 per share, for total gross proceeds of approximately U.S.$110 million; and (ii) an over-allotment option granted by the Company to the underwriters to purchase up to an additional 1,064,516 common shares, exercisable at the offering price for a period of 30 days following closing of the Offering (the “Over-Allotment Option”). Prior to the closing of the Offering, the underwriters exercised the Over-Allotment Option in full, which increased the number of common shares issued from treasury in connection with the Offering to 8,161,291 and the total gross proceeds to approximately U.S.$126.5 million.

The Company has used the net proceeds of the Offering to reduce leverage and repay approximately U.S.$119.5 million of the Company’s term loan facility, which was used to finance the Company’s recent acquisition of Easton Baseball/Softball.

After giving effect to the issuance of 8,161,291 common shares in connection with the Offering, the Company has 39,606,451 issued and outstanding common shares and 4,325 issued and outstanding proportionate voting shares, or an equivalent of 43,931,451 common shares (assuming the conversion of all proportionate voting shares into common shares on the basis of 1,000 common shares for one proportionate voting share).

In connection with the Offering, the Company filed a supplemented prospectus, a copy of which may be obtained electronically under the Company’s corporate profile at www.sec.gov and www.sedar.com.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Further information regarding the matters described in this report may be obtained from Amir Rosenthal, Chief Financial Officer and Executive Vice President of Finance and Administration at (603) 610-5885.

Item 9                     Date of Report

June 27, 2014.